# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GCI LIBERTY INC, CIK 0002057463
CUSIP: 36164V800
Title of class of securities: Series C Common Stock
Address of issuer's principal executive offices: 12300 LIBERTY BLVD, ENGLEWOOD, Colorado (CO), 80112
Date of event which requires filing of this statement: 02/06/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001713390

## Reporting persons
- Kontiki Capital Management (HK) Ltd.: type of reporting person: other (OO); citizenship or place of organization: Hong Kong (K3); sole voting power 1,796,821; shared voting power 0; sole dispositive power 1,796,821; shared dispositive power 0; aggregate amount beneficially owned 1,796,821 (5.03% of the class)
- Kontiki Capital Management (Cayman) Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 1,796,821; shared voting power 0; sole dispositive power 1,796,821; shared dispositive power 0; aggregate amount beneficially owned 1,796,821 (5.03% of the class)
- Gregard Heje: type of reporting person: individual (IN); citizenship or place of organization: Norway (Q8); sole voting power 1,796,821; shared voting power 0; sole dispositive power 1,796,821; shared dispositive power 0; aggregate amount beneficially owned 1,796,821 (5.03% of the class)

## Item 1. Issuer
Name of issuer: GCI LIBERTY INC
Address of issuer's principal executive offices: 12300 LIBERTY BLVD, ENGLEWOOD, CO 80112

## Item 2. Person Filing
Name of person filing: Kontiki Capital Management (HK) Ltd. (the "Investment Adviser"), Kontiki Capital Management (Cayman) Ltd. (the " Investment Adviser Parent") and Mr. Gregard Heje (collectively, the "Filing Persons").
Address of principal business office or, if none, residence:
For the Investment Adviser and Mr. Gregard Heje:

SUITE 3205-6 & 3207A, ICBC TOWER
3 GARDEN ROAD, CENTRAL
Hong Kong, K3 00000

For the Investment Adviser Parent:

BOX 309, UGLAND HOUSE
GRAND CAYMAN, CAYMAN ISLANDS KY1-1104
Citizenship: The Investment Adviser is an exempted company incorporated with limited liability under the laws of Hong Kong. The Investment Adviser Parent is a company incorporated in the Cayman Islands. Mr. Gregard Heje is a citizen of Norway.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,796,821 (the "Shares")
Percent of class:
5.03%* -

*This percentage is based upon 35,713,233 Series C common stock of the Issuer outstanding, which is the total number of Series C common stock of the Issuer following the full subscription of the rights offering which concluded on December 17, 2025, as reported in the Issuer's Prospectus filed with the U.S. Securities and Exchange Commission on November 26, 2025.
Sole power to vote or to direct the vote: 1,796,821
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,796,821
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
The Shares are owned directly by two private funds, which are managed and advised by the Investment Adviser, Kontiki Master Fund and Kontiki Long Only Master Fund (together, the "Private Funds"). The Private Funds own 1,054,842 Shares and 741,979 Shares, respectively.

The Investment Adviser may be deemed to be a beneficial owner under Rule 13d-3 of the United States Securities Exchange Act of 1934, as amended (the "1934 Act"), of the Shares held by the Private Funds, as, in its capacity as investment adviser of the Private Funds, it has the power to vote and dispose of, or direct the voting and disposition of, the Shares held by the Private Funds.

The Investment Adviser is directly controlled by the Investment Adviser Parent. As the owner of the Investment Adviser, the Investment Adviser Parent may be deemed to beneficially own the Shares under Rule 13d-3 of the 1934 Act.

The Investment Adviser is indirectly controlled by Mr. Gregard Heje. As the owner of the Investment Adviser Parent, Mr. Gregard Heje may be deemed to beneficially own the Shares under Rule 13d-3 of the 1934 Act.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Joint Filing Agreement dated February 6, 2026, by and among the Investment Adviser, the Investment Adviser Parent and Mr. Gregard Heje.

## Signatures
- Kontiki Capital Management (HK) Ltd.: /s/ Scott Henderson, Authorized Signatory (02/11/2026)
- Kontiki Capital Management (Cayman) Ltd.: /s/ Scott Henderson, Authorized Signatory (02/11/2026)
- Gregard Heje: /s/ Gregard Heje, Gregard Heje (02/11/2026)